Curtis, Mallet-Prevost, Colt & Mosle llp

Frankfurt	Milan	Attorneys and Counsellors at Law
Houston	Muscat	101 Park Avenue
Istanbul	Paris	New York, New York 10178—0061	Telephone 212-696-6000
London	Stamford		Facsimile 212-697-1559
Mexico City	Washington, D.C.		E-Mail info@cm-p.com
Internet www.cm-p.com
               January 2, 2008
VIA EDGAR AND FACSIMILE
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:   Carmen Moncada-Terry, Attorney Advisor

Re:	Century Aluminum Company Definitive Proxy Statement on Schedule 14A Filed April 23, 2007 File No. 000-27918
Ladies and Gentlemen:
     On behalf of Century Aluminum Company, a Delaware company (the “Company”), we are providing this letter in response to the comment raised in the letter dated December 18, 2007 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Logan W. Kruger, President and Chief Executive Officer of the Company. Set forth below is the Company’s response to the Staff’s comment. To facilitate your review, the Staff comment, as set forth in the Comment Letter, is reprinted in italics, and is followed by the Company’s response.
Performance Shares, page 17
1.	We note your response to prior comment 12, and we reissue the comment. Given the reference to goals and quantifiable targets in your response to prior comments 5 and 12 and in the proxy statement, it is unclear why you believe that the information is not required. Please explain in reasonable detail the reasons for believing that the goals and targets are not material to your compensation determinations. If you believe the disclosure of goals and quantifiable targets will result in competitive harm, please provide a detailed analysis supporting that conclusion.

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Attorneys and Counsellors at Law	Page 2	January 2, 2008
Response:
     As disclosed under “Our Compensation Programs — Performance Shares” on pages 17 — 18 of the definitive proxy statement, the Compensation Committee set both (i) strategic and (ii) operational/financial goals for the 2006-2008 performance program period. As set forth in the Company’s original response to the Staff’s prior comment 12, the Company believes that its disclosure regarding these performance goals properly discloses all material elements within the meaning of Item 402(b)(1) of Regulation S-K. We explain below in greater detail the reasons for the Company’s determination.
     The proxy statement discloses that the (i) strategic and (ii) operational/financial goals are each weighted equally, or 50% each. The proxy statement discloses all of the strategic goals considered by the Committee, with the exception of a single confidential strategic goal (the “Undisclosed Goal”). The Undisclosed Goal’s weighting in the overall strategic goals was not material, and the Company disclosed at least seven specific strategic goals in the proxy statement, some of which actually encompassed multiple goals. Accordingly, the Undisclosed Goal as a percentage weighting of the strategic goals represented substantially less than 10% of the overall strategic goals (and, accordingly, less than 5% of the overall performance goals). In addition, as discussed in more detail below, the overall determination of performance share awards is subject to the Committee’s discretion. The Company also wishes to advise the Staff that the proxy statement does not omit any quantitative disclosure for the strategic goals that are disclosed. As disclosed in the proxy statement, the strategic goals were predominantly qualitative measures, which are subject to the Committee’s subjective assessment and evaluation.
     The proxy statement discloses all of the operational/financial goals considered by the Committee. The Company does not believe that the quantitative targets for these operational/financial goals are material because (i) the measurement and assessment of the operational/financial goals is subject to adjustment by the Committee based on price changes in the LME and Midwest premium prices for aluminum and other conditions affecting performance, and (ii) the Committee in all cases retains discretion to adjust awards. With regard to the adjustment of financial goals, the proxy statement on page 18 states the following: “Because our financial performance is highly dependent on the price of aluminum, the Committee retains discretion to adjust the operational/financial goals performance criteria to reflect changes in the London Metals Exchange and the Midwest transactions prices of aluminum and other conditions affecting performance during a performance program period, and regularly does so.” With regard to the Committee’s overall retention of discretion, the Company’s Amended and Restated 1996 Stock Incentive Plan Implementation Guidelines for Performance Share Awards (As Amended June 8, 2006) specifically provides that the Committee retains “full and complete discretion to modify any award otherwise payable [under the performance shares] in light of considerations deemed appropriate by the Committee. This discretion shall include the right to determine that no award should be payable.” The Committee exercises this discretion to assure that the level of overall executive

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Attorneys and Counsellors at Law	Page 3	January 2, 2008
compensation is appropriate. Finally, the Company also wishes to advise the Staff that the Company’s combined financial goals relating to free cash flow and operating income (which are subject to adjustment and the Committee’s overall discretion, as explained above) only account for 30% of the total weighting of performance goals.
     In future filings, where specific quantitative or qualitative performance-related targets are material, the Company will disclose such targets or otherwise comply with the requirements of Instruction 4 to Item 402(b) of Regulation S-K.
     In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions or comments relating to this letter, kindly contact the undersigned at 212-696-6918.

Very truly yours,

/s/ Jeffrey N. Ostrager

Jeffrey N. Ostrager

cc:	Logan W. Kruger, Century Aluminum Company Robert R. Nielsen, Century Aluminum Company William J. Leatherberry, Century Aluminum Company